EXHIBITS
EXHIBIT 7.1

Calculation of Ratio of Earnings to Fixed Charges (US GAAP)
Earnings	2006	2005	2004	2003	2002
Pre-tax income from continuing operations before adjustments for minority interest and income from equity investees	37,026	36,074	26,445	18,742	15,239
Total fixed charges	1,880	1,639	1,841	1,424	1,568
Distributed income from equity investees	5,488	6,709	3,472	2,192	1,571
Less: interest capitalised	564	427	207	44	43
Less: preference security dividend requirements of consolidated subsidiaries	–	7	9	5	8

Total earnings	43,830	43,988	31,542	22,309	18,327

Interest expensed and capitalised	1,335	1,175	1,423	828	883
Interest within rental expense	545	457	409	591	677
Less: preference security dividend requirements of consolidated subsidiaries	–	7	9	5	8

Total fixed charges	1,880	1,639	1,841	1,424	1,568

Ratio earnings/fixed charges	23.31	26.84	17.13	15.67	11.69

Calculation of Ratio of Earnings to Fixed Charges (IFRS)
Earnings	2006	2005	2004
Pre-tax income from continuing operations before income from equity investees	37,957	37,444	26,644
Total fixed charges	2,258	1,958	1,685
Distributed income from equity investees	5,488	6,709	4,190
Less: interest capitalised	564	427	207
Less: preference security dividend requirements of consolidated subsidiaries	–	7	9

Total earnings	45,139	45,677	32,303

Interest expensed and capitalised	1,713	1,494	1,267
Interest within rental expense	545	457	409
Less: preference security dividend requirements of consolidated subsidiaries	–	7	9

Total fixed charges	2,258	1,958	1,685

Ratio earnings/fixed charges	19.99	23.33	19.17

Royal Dutch Shell plc E1